UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22027				Date examination completed: February 13, 2019
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: FundVantage Trust
4. Address of principal executive office (number, street, city, state, zip code): 301 Bellevue Parkway, Wilmington, DE 19809

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

FundVantage Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Verplanck Balanced Fund, one of the series comprising FundVantage Trust, (the “Fund”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of August 31, 2018. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2018, and with respect to agreement of security purchases and sales, for the period from August 28, 2018 (the Fund’s commencement date), through August 31, 2018 without prior notice to management:

●	Confirmation of all securities maintained by Bank of New York Mellon (“Custodian”);

●	Confirmation of all securities held by institutions in book entry form by the Depository Trust Company, the Federal Reserve Bank of New York, Euroclear and Goldman Sachs (“Depositories”), which include but are not limited to securities held by the Fund;

●	Confirmation of all securities out for transfer with the Custodian;

●	Reconciliation of all such securities between the books and records of the Fund and the Custodian;

●	Reconciliation of a sample of securities between the records of the Custodian and the Depositories;

●	Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depositories and the Custodian; and

●	Agreement of one security purchase and one security sale or maturity since the Fund’s commencement date from the books and records of the Fund to broker confirmations, or Custodian bank statements when broker confirmations were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2018, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of FundVantage Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 13, 2019

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

February 13, 2019

We, as members of management of Verplanck Balanced Fund (the “Fund”), one of the series comprising FundVantage Trust, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2018, and from August 28, 2018 (the Fund’s commencement date) through August 31, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2018, and from August 28, 2018 (the Fund’s commencement date) through August 31, 2018, with respect to securities reflected in the investment account of the Fund.

Sincerely,

FundVantage Trust

/s/ Joel L. Weiss
Joel L. Weiss
President and Chief Executive Officer

/s/ T. Richard Keyes
T. Richard Keyes
Treasurer and Chief Financial Officer